**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JUNE 15, 2010**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Regeneron Pharmaceuticals, Inc.

File No. 000-19034 – CF # 24705

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Regeneron Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 18, 2010, as amended on June 2, 2010.

Based on representations by Regeneron Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.14	through November 10, 2019
Exhibit 10.15	through November 10, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel